Exhibit A

Ceragon Networks Reports Financial Results for the Third Quarter of 2020

November 2, 2020

CERAGON NETWORKS REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER OF 2020

- Strong Quarter With $70.6M Revenues, 33.4% Gross Margin and $0.02 GAAP EPS Reflecting Focused Execution Despite Covid Environment -

- Current Growth Driven By ISP & 4G Activities; Ongoing Progress With Major 5G Opportunities Paves Potential for Strong Mid-To-Long-Term Growth -

Little Falls, New Jersey, November 2, 2020 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless hauling specialist, today reported results for the third quarter ended September 30, 2020.

Third Quarter 2020 Highlights:

•
Strong revenues, high gross margin and lower operating expenses generated $1.6 million in GAAP net profit despite COVID-19 constraints, as Ceragon benefited from ISP and 4G operator projects to increase network reach, capacity and speed

•	COVID-19-related uncertainty continued to impact Ceragon’s performance, especially in Latin America

•
Continued progress in multiple large operator 5G network processes, moving from design wins to proof of concepts and purchase orders with initial low-volume shipments, in preparation for potential high-volume orders in second half of 2021

Primary Financial Results:

Revenues: $70.6 million compared with $72.2 million for Q3’19 and $62.4 million for Q2’20.

Gross margin: 33.4% compared to 32.2% for Q3’19 and 26.4% for Q2’20.

Operating income (loss): $3.4 million compared with $2.1 million for Q3’19 and $(3.5) million for Q2’20.

Net income (loss): $1.6 million, or $0.02 per diluted share compared with $0.2 million, or $0.00 per diluted share for Q3’19 and $(5.5) million, or $(0.07) per diluted share for Q2’20.

Non-GAAP results: Gross margin 33.5%, operating income $3.7 million, and net income $2.3 million, or $0.03 per diluted share. For reconciliation of GAAP to non-GAAP results, see the attached tables.

Cash and cash equivalents: $29.2 million at September 30, 2020, compared to $35.2 million at June 30, 2020.

Ira Palti, President and CEO of Ceragon, commented, “Q3 was a strong period for Ceragon, reflecting the market’s urgent need for increased network capacity and its recognition of the critical advantages of our solutions, coupled with our focused execution despite the COVID-19 environment. During the quarter, we achieved new 5G design wins, some of which have already translated into small orders, and completed significant shipments against large-scale 4G expansion projects. We also benefited from ISP activities in the US and Europe, as they move quickly to address broadband gaps left underserved by operators.

“While COVID-19 continues to bring uncertainty to project timing, the need for broadband network expansions - 4G, 5G and others - has never been clearer, and we expect this to continue working to our strengths. Meanwhile, we continue to maintain strong control over our operations, as demonstrated by our success in reducing our operating expenses and strengthening our balance sheet. The trend towards OpenRAN is enhancing our position as a best-in-class vendor in the 5G environment, and we are progressing on track with our 5G-enabling IP-50 platform development efforts and with our advanced 5G hauling chipset. Taken as a whole, as a 5G technology leader with strong 4G and ISP offerings, we believe we are ideally positioned to benefit from current market dynamics and the longer-term 5G promise.”

Supplemental revenue breakouts by geography:

Third quarter 2020:

• Europe:	14%
• Africa:	14%
• North America:	14%
• Latin America:	14%
• India:	24%
• APAC	20%

A conference call will follow beginning at 9:00 a.m. EST. Investors are invited to join the company’s teleconference by calling (USA) (844) 291-6360 or international +1 (234) 720-6993 and using the following access code: 2739037.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website on the webcasts page in the section for investors: www.ceragon.com/investors/webcasts/ selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: (USA) (866) 207-1041 (International) +1 (402) 970-0847, with access code: 4059433. This audio replay will be available through December 2, 2020.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless hauling specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G, mission-critical multimedia services and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless hauling provides highly reliable, fast to deploy, high-capacity wireless hauling for 5G and 4G networks with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Safe Harbor

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such statements involve risks and uncertainties that may cause future results to differ materially from those anticipated. These risks and uncertainties include, but are not limited to, the effects of general economic conditions, the effect of the COVID-19 crisis on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business and operations as a result of the COVID-19 pandemic effects and the restrictions on operations created thereby, and of an adverse effect on our and our customers’ financial performance, cash flow, revenue and financial results, available cash and financing, and our ability to bill and collect amounts due from our customers as a result therefrom; the risks relating to the concentration of a significant portion of Ceragon’s expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues; risks associated with any failure to meet our product development timetable; the risk that the rollout of 5G services could take longer or differently than anticipated and such other risks, uncertainties and other factors that could affect our results, as detailed in our press release that was published earlier today and as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.

Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investors:
Osi Sessler
+972 3 5431047
investor@ceragon.com

Media:
Tanya Solomon
+972 3 5431163
media@ceragon.com

-tables follow-

Ceragon Reports Third Quarter 2020 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

Revenues	$70,581	$72,163	$188,879	$214,327
Cost of revenues	47,003	48,924	134,789	140,095

Gross profit	23,578	23,239	54,090	74,232

Operating expenses:
Research and development, net	7,329	6,736	21,389	19,154
Selling and marketing	7,986	9,756	24,459	29,339
General and administrative	4,909	4,610	14,350	16,246

Total operating expenses	$20,224	$21,102	$60,198	$64,739

Operating income (loss)	3,354	2,137	(6,108)	9,493

Financial expenses and others, net	1,395	1,378	3,167	4,317

Income (loss) before taxes	1,959	759	(9,275)	5,176

Taxes on income	277	415	1,057	2,947
Equity loss in affiliates	98	158	441	472

Net income (loss)	$1,584	$186	$(10,773)	$1,757

Basic net income (loss) per share	$0.02	$0.00	$(0.13)	$0.02
Diluted net income (loss) per share	$0.02	$0.00	$(0.13)	$0.02

Weighted average number of shares used in computing basic net income (loss) per share	81,277,995	80,303,699	81,019,808	80,202,791

Weighted average number of shares used in computing diluted net income (loss) per share	82,000,357	81,652,356	81,019,808	82,012,013

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30, 2020	December 31, 2019
ASSETS	Unaudited	Audited

CURRENT ASSETS:
Cash and cash equivalents	$29,155	$23,939
Trade receivables, net	108,394	118,531
Other accounts receivable and prepaid expenses	11,778	11,033
Inventories	51,869	62,132

Total current assets	201,196	215,635

NON-CURRENT ASSETS:
Long-term bank deposits	17	17
Deferred tax assets	8,142	8,106
Severance pay and pension fund	5,738	5,661
Property and equipment, net	32,014	34,865
Intangible assets, net	8,015	7,898
Other non-current assets	18,637	17,707

Total non-current assets	72,563	74,254

Total assets	$273,759	$289,889

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$54,035	$59,635
Deferred revenues	2,382	1,734
Short-term loans	17,879	14,600
Other accounts payable and accrued expenses	24,833	28,399

Total current liabilities	99,129	104,368

LONG-TERM LIABILITIES:
Accrued severance pay and pension	10,618	10,709
Deferred revenues	7,495	6,265
Other long-term payables	6,855	8,126

Total long-term liabilities	24,968	25,100

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	215	215
Additional paid-in capital	420,160	418,062
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(10,050)	(8,666)
Accumulated deficits	(240,572)	(229,099)

Total shareholders' equity	149,662	160,421

Total liabilities and shareholders' equity	$273,759	$289,889

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Cash flow from operating activities:
Net income (loss)	$1,584	$186	$(10,773)	$1,757
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,728	2,573	8,112	7,011
Stock-based compensation expense	384	422	1,251	1,594
Decrease (increase) in trade and other receivables, net	(10,301)	6,616	6,661	(3,572)
Decrease (increase) in inventory, net of write off	1,384	5,736	8,910	(15,077)
Decrease (increase) in deferred tax asset, net	73	(194)	(36)	1,042
Decrease in trade payables and accrued liabilities	(274)	(30,760)	(9,269)	(21,297)
Increase in deferred revenues	1,075	1,023	1,878	7,173
Other adjustments	122	(33)	(166)	(169)
Net cash provided by (used in) operating activities	$(3,225)	$(14,431)	$6,568	$(21,538)
Cash flow from investing activities:
Purchase of property and equipment, net	(1,166)	(2,409)	(4,804)	(9,116)
Purchase of intangible assets, net	(64)	(249)	(343)	(3,041)
Proceeds from bank deposits	-	-	-	920
Net cash used in investing activities	$(1,230)	$(2,658)	$(5,147)	$(11,237)

Cash flow from financing activities:
Proceeds from exercise of options	293	135	847	391
Proceeds from (repayment of) bank credits and loans, net	(1,800)	8,500	3,279	17,400
Net cash provided by (used in) financing activities	$(1,507)	$8,635	$4,126	$17,791

Translation adjustments on cash and cash equivalents	$(50)	$(63)	$(331)	$(73)
Increase (decrease) in cash and cash equivalents	$(6,012)	$(8,517)	$5,216	$(15,057)
Cash and cash equivalents at the beginning of the period	35,167	29,041	23,939	35,581
Cash and cash equivalents at the end of the period	$29,155	$20,524	$29,155	$20,524

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019

GAAP cost of revenues	$47,003	$48,924	$134,789	$140,095
Stock based compensation expenses	(32)	(13)	(92)	(44)
Changes in indirect tax positions	(1)	(4)	(3)	(34)
Non-GAAP cost of revenues	$46,970	$48,907	$134,694	$140,017

GAAP gross profit	$23,578	$23,239	$54,090	$74,232
Gross profit adjustments	33	17	95	78
Non-GAAP gross profit	$23,611	$23,256	$54,185	$74,310

GAAP Research and development expenses	$7,329	$6,736	$21,389	$19,154
Stock based compensation expenses	(30)	(84)	(129)	(285)
Non-GAAP Research and development expenses	$7,299	$6,652	$21,260	$18,869

GAAP Sales and Marketing expenses	$7,986	$9,756	$24,459	$29,339
Stock based compensation expenses	(167)	(171)	(435)	(553)
Non-GAAP Sales and Marketing expenses	$7,819	$9,585	$24,024	$28,786

GAAP General and Administrative expenses	$4,909	$4,610	$14,350	$16,246
Stock based compensation expenses	(155)	(154)	(595)	(712)
Non-GAAP General and Administrative expenses	$4,754	$4,456	$13,755	$15,534

GAAP financial expenses and others, net	$1,395	$1,378	$3,167	$4,317
Leases – financial income (expenses)	(157)	91	183	(101)
Non-GAAP financial expenses and others, net	$1,238	$1,469	$3,350	$4,216

GAAP Tax expenses	$277	$415	$1,057	$2,947
Non cash tax adjustments	(76)	182	(4)	(1,090)
Non-GAAP Tax expenses	$201	$597	$1,053	$1,857

GAAP equity loss in affiliates	$98	$158	$441	$472
Other non-cash adjustments	(98)	(158)	(441)	(472)
Non-GAAP equity loss in affiliates	$-	$-	$-	$-

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended, September 30,
	2020	2019	2020	2019

GAAP net income (loss)	$1,584	$186	$(10,773)	$1,757
Stock based compensation expenses	384	422	1,251	1,594
Changes in indirect tax positions	1	4	3	34
Leases – financial expenses (income)	157	(91)	(183)	101
Non-cash tax adjustments	76	(182)	4	1,090
Other non-cash adjustment	98	158	441	472
Non-GAAP net income (loss)	$2,300	$497	$(9,257)	$5,048

GAAP basic net income (loss) per share	$0.02	$0.00	$(0.13)	$0.02

GAAP diluted net income (loss) per share	$0.02	$0.00	$(0.13)	$0.02
Non-GAAP basic and diluted net income (loss) per share	$0.03	$0.01	$(0.11)	$0.06

Weighted average number of shares used in computing GAAP basic net income (loss) per share	81,277,995	80,303,699	81,019,808	80,202,791

Weighted average number of shares used in computing GAAP diluted net income (loss) per share	82,000,357	81,652,356	81,019,808	82,012,013

Weighted average number of shares used in computing Non-GAAP diluted net income (loss) per share	82,244,119	81,814,367	81,019,808	82,254,919